EXHIBIT 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

VOLUNTARY ANNOUNCEMENT

CONVENING OF 2022 ANNUAL RESULTS BRIEFING

China Life Insurance Company Limited (the “Company”) will publish its 2022 annual results on the HKExnews website of the Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) on 29 March 2023. In order to enable investors to have a deeper and more comprehensive understanding of the 2022 annual results and the business operation of the Company, the Company proposes to convene the 2022 annual results briefing (the “Results Briefing”) through webcast from 11:00 a.m. to 12:00 p.m. on 30 March 2023. Mr. Bai Tao, the Chairman and Executive Director of the Company, Mr. Zhao Peng, the Executive Director and President of the Company, other senior management members and an Independent Non-executive Director of the Company will attend the Results Briefing.

Investors may visit the websites of https://live.vhall.com and https://roadshowchina.cn to watch the Results Briefing at the scheduled time.

Investors may put forward relevant questions by sending emails to the Company’s investor relations email box: IR@e-chinalife.com by 11:59 p.m. on 27 March 2023, and the common concerned questions will be answered by the Company at the Results Briefing.

Investors may visit the “Investor Relations” section on the Company’s website (www.e-chinalife.com) from 30 March 2023 to watch the relevant video of the Results Briefing.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Commission File Number 001-31914

Hong Kong, 20 March 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie